May 6, 2011
VIA EDGAR and Facsimile
Attn: Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rent-A-Center, Inc. Registration Statement on Form S-4/A Filed May 2, 2011 File No. 333-171867
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rent-A-Center, Inc. and the co-registrants listed on Annex A hereto (collectively, the “Registrants”) request that the effectiveness of its Registration Statement on Form S-4 (File No. 333-171867) be accelerated so that such Registration Statement will become effective at 5:30 p.m., Eastern time, on Monday, May 9, 2011, or as soon thereafter as practicable.
     The Registrants acknowledge that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signature appears on the following page]

Very truly yours, Rent-A-Center, Inc.
By:	/s/ Dawn Wolverton
Dawn Wolverton
Vice-President — Associate General Counsel and Assistant Secretary

Annex A
ColorTyme, Inc.
ColorTyme Finance, Inc.
Rainbow Rentals, Inc.
RAC National Product Service, LLC
Remco America, Inc.
Rent-A-Center Addison, L.L.C.
Rent-A-Center East, Inc.
Rent-A-Center International Inc.
Rent-A-Center Texas, L.P.
Rent-A-Center Texas, L.L.C.
Rent-A-Center West, Inc.
Get It Now, LLC
RAC East Ohio, LLC
The Rental Store, Inc.